Exhibit 99.1

Catalyst Paper's Snowflake Mill to restart production

RICHMOND, BC, April 20 /CNW/ - Catalyst Paper (TSX: CTL) today advised that it expects both paper machines will be back in production Thursday after a fire in the storage yard at its Snowflake, Arizona mill on Monday destroyed approximately 11,000 tonnes of recovered old newspapers (ONP).

The fire did not have any significant impact on any of the mill's production equipment.  Quick and professional actions from the mill staff and workforce, coupled with the great response from numerous fire companies in the Snowflake area, prevented a more serious outcome. There were no serious injuries reported.  All appropriate authorities were notified, and an investigation into the cause of the fire is underway.  The combined impact of the inventory loss, equipment damage, and fighting the fire is expected to be under the insurance deductible of $5.0 million.

With 12 hours of de-inked pulp inventory on hand, customer orders are being met with limited disruption.  In-transit and on-site truck inventories of ONP are more than adequate for the next month of production.

The Snowflake mill has an annual production capacity of 337,000 tonnes of recycled newsprint and uncoated specialty papers and is chain-of-custody certified to the Forest Stewardship Council standard. The operation supports recovery and domestic recycling of more than 430,000 tons of waste paper annually, and is the second largest private sector employer in northeast Arizona.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Lyn Brown Vice President, Corporate Relations 604-247-4713	Murray Hewitt General Manager, Snowflake Mill 928-536-4314

CO: Catalyst Paper Corporation

CNW 20:04e 20-APR-11